EXHIBIT 99.1

                                   CASE (TM)
                              Case Financial, Inc.


                                                        Contact: Harvey Bibicoff
                                                         Chief Executive Officer
                                                                    818.728.9444
                                                     hbibicoff@casefinancial.com


NEWS

                        CASE FINANCIAL, INC. REORGANIZES
                    BOARD OF DIRECTORS AND SENIOR MANAGEMENT

SHERMAN OAKS, CA, FEB. 26, 2004 - Case Financial, Inc. (OTCBB: CSEF) announced today changes made to its Board of Directors and senior management which are intended to better position the Company for growth and future financings.

         As ratified by the Board, the seven members of the Board of Directors currently consists of newly appointed Chairman Clifford R. Evans, former directors Eric A. Alden, Harvey Bibicoff, Gordon Gregory, and newly appointed directors Thomas G. Brown, John Irvine and William Polley. Evans is Labour Trustee and Chairman of the Investment Committee of CCWIPP/UFCW (Canadian Commercial Workers Industry Pension Plan / United Food & Commercial Workers), the largest institutional investor in Case Financial.

         Resigning from the Board in favor of the new appointees who fill four seats (one of which was left vacant by the October 2003 death of director Steven
A. Fuld) are: Lorne M. Pollock, former secretary who remains Vice President Underwriting; Gary L. Primes, who continues to serve as CIO in addition to his recent appointments as COO and Corporate Secretary; and Bernard Christophe.

         Alden, former President and CEO, who remains on the Board, was replaced by interim CEO/CFO Bibicoff and interim President Brown. Alden resigned as an officer and director of all subsidiary and affiliate companies of Case Financial.

         Bibicoff said that, "Having been an investor in and board member of Case and its predecessor company for over three years, I am convinced that Case is pioneering a very large and underserved financial market which provides unique opportunities for growth. It will be my task to find the appropriate financing in order for us to reach critical mass."

         Evans added, "I intend to help the company's new management team in their efforts to implement their forward plan with a focus on profitability."


                                  -Continued -

          15060 Ventura Boulevard, Suite 240 o Sherman Oaks, CA 91403
                  o Phone (818) 728-9444 o Fax (818) 728-9449
                    www.casefinancial.com stock symbol: CSEF

CSEF REORANIZES BOARD AND SR. MANAGEMENT                                PAGE TWO


         Evans is the former Director of International Operations and International Vice President of the UFCW International Union in Toronto, Ontario. He was instrumental in establishing the CWWIPP, a plan covering more than 140,000 active UFCW members and totaling more than 250,000 participants. Evans is also chairman of Dynamic Venture Opportunities Fund, a labour sponsored venture capital fund which has as sponsors the United Food & Commercial Workers International Union, United Brotherhood of Carpenters & Joiners, the Union of Needletrades, Industrial & Textile Employees and the Labourers International Union.

         Brown has been President and Managing Director of Wyndham Capital Corporation, an investment banking firm founded in 1996. From April 1999 to July 2001, Brown was the interim CFO and a director of Mobile PET, Inc., a medical service provider of positron emission tomography (PET), a diagnostic imaging system used in the diagnosis of metabolic diseases and treatment pathway for neurology, cardiology and oncology diseases. He was a co-founder of Ablum, Brown & Company, an investment banking firm formed in 1988 that specialized in leveraged buyout transactions. Brown is a Chartered Financial Analyst.

         With more than 30 years' business experience, Irvine is currently President and Director of Strategy Planning Group which specializes in corporate finance, turnaround and reorganization planning and implementation structuring. Irvine has held senior financial management positions with banking and real estate development firms as well as being president of publicly held company. He holds a Masters degree in Business.

         Polley, who brings more than 35 years' of business experience and corporate governance experience, is an executive with the consulting firm of Mason & Kemp in Ontario. He sits on the Board of Directors of several companies in the United States and Canada. Polley is a former partner of the accounting firm BDO Dunwoody and received his professional accounting designation in 1965.

         Case Financial, Inc. is one of California's leading litigation funding companies, providing innovative litigation financing to law firms and plaintiff attorneys. The Company makes investments in personal injury and other contingency litigation primarily through non-recourse loans and guaranties for out-of-pocket litigation costs and expenses for which it is compensated through success fees and interest payable upon successful resolution of the case. The Company internally underwrites each case prior to financing and bases its success fee pricing on a proprietary risk analysis methodology. The loans and guaranties are collateralized by the proceeds of each legal case. Unlike most litigation finance lenders, the Company provides its funding without requiring the current payment of interest.

         Except for any historical information, the matters discussed in this press release contain forward-looking statements within the meaning of Section 37A of the Securities Act of 1933 and Section 21E of


                                  -Continued -

          15060 Ventura Boulevard, Suite 240 o Sherman Oaks, CA 91403
                  o Phone (818) 728-9444 o Fax (818) 728-9449
                    www.casefinancial.com stock symbol: CSEF

CSEF REORGANIZES BOARD & SR. MANAGEMENT                               PAGE THREE


the Securities Exchange Act of 1934. Our use of the words "expect," "anticipate," "estimate," "forecast," "plan," "goal," "pursue" and similar expressions is intended to identify forward looking statements. These forward-looking statements involve risks and uncertainties, including activities, events or developments that the company expects, believes or anticipates will or may occur in the future, including those described in our SEC reports on Forms 10-KSB and 10-QSB. Such factors include, among others: cash flow dependency on factors beyond the Company's control, including the uncertainty of litigation outcomes; the capital intensive nature of the business; and the fact that non-recourse pre-settlement funding is a new business which makes it difficult to evaluate and for which the Company must educate its customers. Readers are cautioned that such statements are not guarantees of future performance and that actual results or developments may differ materially from those set forth in the forward-looking statements. The Company undertakes no obligation to publicly update or revise forward-looking statements whether as a result of new information or otherwise.

                                      # # #

2/26/04


                                  -Continued -

          15060 Ventura Boulevard, Suite 240 o Sherman Oaks, CA 91403
                  o Phone (818) 728-9444 o Fax (818) 728-9449
                    www.casefinancial.com stock symbol: CSEF